MONTHLY REPORT - AUGUST, 2006
                              Global Macro Trust
               The net asset value of a unit as of August 31, 2006
                was $  944.78, down  1.5% from   $ 959.44 per unit
                              as of July 31, 2006.

                                       Managing         Unit
                                        Owner          Holders          Total
Net Asset Value (468,936.626      $   4,849,148     445,065,552     449,914,700
   units) at July 31, 2006
Addition of 14,570.849 units on               0      13,979,883      13,979,883
   August 1, 2006
Redemption of 5,898.786 units on             (0)     (5,573,055)     (5,573,055)
   August 31, 2006
Net Income (Loss) - August, 2006        (47,112)     (6,927,136)     (6,974,248)
                                    -----------  --------------  --------------
Net Asset Value at August 31, 2006$   4,802,036     446,545,244     451,347,280
                                    ===========  ==============  ==============
Net Asset Value per Unit at
August 31, 2006 (477,729.487
units inclusive of 120.798
additional units.)                               $       944.78


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Realized gain (loss) on closed contracts         $(6,547,636)     (8,318,848)

   Change in unrealized gain (loss) on open             (14,729)     (1,272,165)
      contracts
   Realized gain (loss) from U.S. Treasury                    0               0
      obligations
   Change in unrealized gain (loss) from U.S.
      Treasury obligations                              290,575         312,564

   Interest income                                    1,932,519      13,173,588

   Foreign exchange gain (loss) on margin                62,372        (233,604)
      deposits

Total: Income                                        (4,276,899)      3,661,535

Expenses:
   Brokerage commissions                              2,566,199      20,193,699

   20.0% New Trading Profit Share                             0         114,672

   Administrative expense                               131,150       1,065,777


Total: Expenses                                       2,697,349      21,374,148

Net Income (Loss) - August, 2006                    $(6,974,248)    (17,712,613)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      September 13, 2006



Dear Investor:

Global Macro Trust ("GMT") was down 1.53% for August, 2006. Year-to-date the Trust is down 3.40%.

In August, losses from interest rate futures and a small loss from energy futures outweighed small gains from currencies, stock indices and metals. Agricultural commodity trading was flat.

Interest rates ticked lower in August, and losses were sustained on short positions in Australian, Canadian, British, Japanese, German and U.S. notes and bonds, and on short positions in Canadian, U.S. and Japanese short-term interest rate futures. Short positions in British and European short-term interest rate futures were profitable.

In the currency markets, profits on long positions in the Brazilian real, Canadian dollar and British pound and on short positions in the yen and South African rand narrowly outweighed losses on a long position in the Norwegian krone and short positions in the New Zealand dollar and Turkish lire. Long positions in the euro and the currencies of Australia, Switzerland, Czech Republic, Korea, Poland, Sweden and Singapore and short positions in the currencies of Hungary, India and Mexico were flat. In non-dollar cross rate trading, profits on long positions in the Canadian dollar and British pound versus the Swiss franc and the Australian dollar and Mexican peso versus the yen outweighed losses on a long position in the pound versus the Swedish krona, short positions in the euro versus the New Zealand dollar and Turkish lire and a long position in the yen versus the New Zealand dollar. Three other crosses were flat.

In stock index futures trading, long positions in the Dutch, Spanish, Italian, European, South African, Australian and Hong Kong indices were profitable. A short position in the NASDAQ 100 was unprofitable. Long positions in the German, French, British, Canadian, Japanese and Dow Jones Industrials indices were flat as were short positions in the indices of Sweden and Taiwan and the S&P 500 and Russell 2000.

In energy trading, profits on short positions in natural gas and heating oil were narrowly outweighed by losses on long positions in Brent and WTI crude oil, London gas oil and unleaded gasoline. Long positions in Tokyo gasoline and kerosene were flat.

In the metals, profits on long positions in nickel, tin and silver outweighed small losses on long positions in gold, copper and aluminum. Long positions in zinc, lead and platinum were flat.

In the agricultural sector, profits on short positions in soybeans, soybean meal and sugar were outweighed by losses on long positions in wheat and cocoa and a short position in coffee. Short positions in cotton, hogs and cattle were flat.


                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman